Exhibit 1

N E W S   R E L E A S E

TALISMAN ENERGY GENERATES $960 MILLION

IN CASH FLOW DURING THE QUARTER

RECORD NATURAL GAS SALES

FIRST TRINIDAD PRODUCTION

DAILY PRODUCTION PER SHARE UP 9%

CALGARY, Alberta – May 3, 2005 – Talisman Energy Inc. today reported its first quarter operating and financial results.

Cash flow was $960 million, an increase of 25% compared to $770 million a year earlier and $679 million in the fourth quarter of 2004. Cash flow per share was $2.59, an increase of 29% compared to $2.01 in the first quarter of 2004.

Net income was $258 million ($0.70/share) compared to $218 million ($0.57/share) a year ago and $121 million ($0.32/share) in the previous quarter.

Earnings from operations increased 89%, totaling $377 million ($1.02/share) versus $199 million ($0.52/share) a year earlier and $135 million ($0.35/share) in the fourth quarter of 2004. Earnings from operations are calculated to better illustrate Talisman’s performance on an internally consistent basis. It adjusts for non-operational impacts on earnings such as the mark-to-market effect of changes in share prices on stock based compensation expense and changes to tax rates.

Production averaged 457,000 boe/d, an increase of 5% over the first quarter of 2004 and 2% above the fourth quarter of 2004. Natural gas production averaged 1,332 mmcf/d in the quarter, a new record for the Company and an increase of 8% over the first quarter of 2004. Talisman’s North American natural gas production averaged 929 mmcf/d, an increase of 7% over the comparable quarter a year ago. Oil and liquids production averaged 235,492 bbls/d, an increase of 2% compared to a year ago. Production from Trinidad commenced during the quarter, averaging 7,826 bbls/d.

"This was a very good quarter on all fronts," said Dr Jim Buckee, President & Chief Executive Officer. "We posted solid production numbers; with daily production per share up 9% compared to a year ago, we set a new record for North American gas sales and commenced production from the Greater Angostura field in Trinidad and Tobago. We also set a new record average production rate of 482,000 boe/d in March.

"Talisman’s drilling program continues to deliver growth. We had a number of sizeable development drilling successes in the North Sea, a new discovery in Malaysia/Vietnam, we drilled a record number of wells in North America and continue to build our opportunity set. The Pertra acquisition doubled the size of our operations in Norway and adds some very attractive exploration acreage. Similarly, the award of Block 15-2/01 in Vietnam will also provide new exploration opportunities.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

"We generated a record $1.02/share in earnings from operations, which compares favorably with a consensus number of approximately $0.90/share.  Even though this is often quoted as an earnings per share estimate, virtually all of the analysts covering Talisman provide an operating earnings numbers for the 'street' estimate.

"Cash flow was also significantly higher than any other quarter in our history. Commodity prices continue to reflect the tension between growing demand and a lack of spare productive capacity. Talisman is also virtually unhedged this year, so these higher prices significantly benefit our shareholders.

"Talisman’s production forecast remains intact at between 455,000-485,000 boe/d for the year, including 10,000 boe/d of added volumes in Norway. We lost five weeks of production from the Ross and Blake fields due to some production chemistry issues. Since the shutdown, production levels have been good and the production chemistry issues are being addressed. This lost production, higher cost Norway production and a stronger than expected pound sterling also led to higher North Sea operating costs in the quarter. We expect to produce between 445,000-460,000 boe/d in the second quarter with anticipated plant turnarounds, returning to higher production levels in the third and fourth quarters.*

"Talisman is on track to deliver over $4 billion in cash flow for the year, or over $11 per share, assuming US$49/bbl WTI prices, US$7.00/mmbtu NYMEX gas prices and an $0.80 Canadian dollar."

Talisman First Quarter Summary

•

Record North American natural gas volumes.

•

Appalachia production of 120 mmcf/d, more than double the previous year.

•

Record North American midstream volumes.

•

Production from the Brazion b-60-E (TLM 80%) well at Monkman ranged between 60-70 mmcf/d of sales gas.

•

Talisman doubled the size of its business in Norway with the acquisition of Pertra A.S. for US$175 million (including closing costs).  The acquisition includes 70% of the Varg oil field and extensive exploration acreage.

•

In Malaysia, South Angsi field development continued on schedule for mid-2005 startup.

•

A successful exploration well and two sidetracks were drilled in the PM-3 CAA offshore Malaysia/Vietnam.

•

Talisman’s subsidiary signed a Petroleum Contract with a 60% interest in Block 15-2/01 offshore Vietnam.

•

Production from Trinidad averaged 7,826 bbls/d in the quarter and 12,025 bbls/d in March.

Cash flow, captioned as funds from operating activities in the Consolidated Statement of Cash Flows, in addition to earnings from operations (as illustrated in the table below) are non-GAAP measures. Please refer to the section in this press release entitled Advisory Non-GAAP Financial Measures for further explanation and details.

* For additional guidance please visit Talisman's website.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Earnings from operations

To assist in understanding the Company’s earnings from operations, the following table adjusts the Company’s net income per the financial statements for certain items of a non-operational nature, on an after-tax basis.  Talisman’s reported results may not be comparable to similarly titled measures by other companies.  The Company uses this data to evaluate performance of core operational exploration and production activities on a basis comparable between periods.

($ millions, except per share amounts)

	Three months ended
March 31,	2005	2004
Net income	258	218
Stock-based compensation [1]	116	22
Tax effects of unrealized foreign exchange gains on foreign denominated debt [2]	3	(9)
Tax rate reductions and other	-	(32)
Earnings from operations [3]	377	199
Amounts per share - basic	1.02	0.52
Amounts per share – diluted[4]	0.99	0.51

Footnotes:

1.

Stock-based compensation expense relates to the appreciated value of the Company’s outstanding stock options and cash units at March 31, 2005, which was first expensed during the second quarter of 2003.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.

2.

Future tax effect relating to unrealized foreign exchange gains associated with the impact of a stronger Canadian dollar on foreign denominated debt.

3.

This is a non-GAAP measure.

4.

Since the introduction in mid-2003 of a cash payment feature attached to the outstanding stock options, approximately 98% of options have been exercised using the cash payment feature.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Management’s Discussion and Analysis (MD&A)

(May 2, 2005)

This discussion and analysis should be read in conjunction with the Interim Consolidated Financial Statements as at March 31, 2005 and 2004 and the 2004 Audited Consolidated Financial Statements.  All comparative percentages are between the quarters ended March 31, 2005 and 2004, unless stated otherwise.  All amounts are in Canadian dollars unless otherwise indicated.

Quarterly results summary (unaudited)

	Three months ended
March 31,	2005	2004
Financial (millions of C$ unless otherwise stated)
Net income[1]	258	218
Exploration and development expenditures	749	614
C$ per common share[2]
Net income[1] – Basic	0.70	0.57
– Diluted	0.68	0.56
Production (daily average)
Oil and liquids (bbls/d)	235,492	230,136
Natural gas (mmcf/d)	1,332	1,236
Total mboe/d (6mcf=1boe)	457	436
Production (boe) per common share – Basic	0.11	0.10

1.

Effective January 1, 2005, the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004 be treated as debt rather than equity. See note 1 to the Interim Consolidated Financial Statements.

2.

Prior period per share amounts have been retroactively restated to reflect the impact of the Company’s three for one stock split.  See note 1 to the Interim Consolidated Financial Statements.

Net income for the quarter increased 18% to $258 million, as the impact of this period’s improved commodity prices, 5% higher production and decreased hedging losses more than offset increases in operating expenses, depreciation, depletion and amortization, stock-based compensation and taxes.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Company Netbacks (unaudited)

	Three months ended
March 31,	2005	2004
Oil and liquids ($/bbl)
Sales price	55.40	41.15
Hedging expense	0.72	2.67
Royalties	7.41	6.00
Transportation	0.84	0.87
Operating costs	10.43	9.26
	36.00	22.35
Natural gas ($/mcf)
Sales price	6.73	6.13
Hedging expense	-	0.04
Royalties	1.37	1.15
Transportation	0.28	0.25
Operating costs	0.69	0.63
	4.39	4.06
Total $/boe (6mcf=1boe)
Sales price	48.07	39.09
Hedging expense	0.37	1.52
Royalties	7.82	6.43
Transportation	1.26	1.19
Operating costs	7.38	6.64
	31.24	23.31

Netbacks do not include synthetic oil and pipeline operations.  Additional netback information by major product type and region is included elsewhere in this interim report.

During the quarter, the Company’s average netback was $31.24/boe, 34% higher than 2004.  The rise in commodity prices, although partially offset by a 7% stronger Canadian dollar in relation to its US counterpart, resulted in a Company realized price of $48.07/boe which was $8.98/boe (23%) higher than in 2004.  The impact of this increase in realized price, along with decreased hedging losses was reduced by increased royalties, operating costs and transportation expenses resulting in an increased netback of $7.93/boe.

Gross sales

Gross sales for the quarter ended March 31, 2005 were $2.0 billion, a 27% increase over 2004, as increased natural gas production in North America and Southeast Asia, first oil production from Trinidad and increased oil and liquids production in the North Sea and Algeria combined with higher commodity prices to more than offset the negative impact of a stronger Canadian dollar.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Daily Average Production (unaudited)

	Three months ended
March 31,	2005	2004
Oil and liquids (bbls/d)
North America	56,275	58,291
North Sea	127,882	123,245
Southeast Asia	28,969	35,602
Algeria	14,540	12,998
Trinidad	7,826	-
	235,492	230,136
Natural gas (mmcf/d)
North America	929	872
North Sea[1]	129	133
Southeast Asia	274	231
	1,332	1,236
Total mboe/d (6mcf=1boe)	457	436

1.

Includes gas acquired for injection and subsequent resale of 8 mmcf/d in both 2005 and 2004

The Company’s average oil and liquids production for the quarter was 235 mbbls/d, up 2% compared to last year.  In Trinidad, first oil came on production in January of 2005 and during the quarter, in spite of some early facilities constraints, averaged 7,826 bbls/d, exiting the quarter at a March monthly average of 12,025 bbls/d.  In the North Sea, oil and liquids production averaged 127,882 bbls/d, up 4% from 2004 as production increases from development drilling and asset acquisitions over the past year were partially offset by the impact of maintenance work which shut down the Ross/Blake field for over a month.  During the quarter, the Company completed the acquisition of the Varg field producing assets in Norway,.  Southeast Asia oil and liquids production in the current quarter averaged 28,969 bbls/d, down 6,633 bbls/d or 19% from 2004 due to the expiry of the Tanjung and Jambi contracts.  Oil and liquid production in Malaysis/Vietnam was up 984 bbls/d or 5% from 2004. Algeria production averaged 14,540 bbls/d, up 12% from 2004 despite a two week planned shutdown of the MLN facilities in the current quarter.  In North America, oil and liquids production averaged 56,275 bbls/d during the quarter, down 3% from 2004 due to natural declines and the Company’s continued focus on natural gas.

During the quarter, natural gas production averaged a record 1.3 bcf/d, 8% above last year, mainly due to production increases in both North America and Southeast Asia.  In North America, natural gas production was 929 mmcf/d, an increase of 57 mmcf/d or 7% over last year, with production increases in Appalachia, up 68 mmcf/d to 120 mmcf/d, Monkman, up 25 mmcf/d to 108 mmcf/d, and Bigstone/Wild River, up 11 mmcf/d to 102 mmcf/d more than offsetting decreases resulting from natural declines in other areas.  In Southeast Asia, natural gas production was 274 mmcf/d, an increase of 43 mmcf/d or 19% over last year.  Production in Malaysia/Vietnam averaged 119 mmcf/d this quarter, an increase of 23 mmcf/d.  Indonesia gas production increased 15% over last year averaging 155 mmcf/d with higher Corridor sales to Caltex and to Singapore.  North Sea natural gas production decreased 3% during the quarter to 129 mmcf/d.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Prices and Exchange Rates (unaudited)

	Three months ended
March 31,	2005	2004
Oil and liquids ($/bbl)
North America	46.50	37.56
North Sea	57.29	41.55
Southeast Asia	60.35	44.10
Algeria	60.90	44.62
Trinidad	57.78	-
	55.40	41.15
Natural gas ($/mcf)
North America	7.07	6.61
North Sea	6.98	5.85
Southeast Asia	5.44	4.50
	6.73	6.13
Total $/boe (6mcf=1boe)	48.07	39.09
Hedging loss not included in the above prices Oil and liquids ($/bbl)	0.72	2.67
Natural gas ($/mcf)	-	0.04
Total $/boe (6mcf=1boe)	0.37	1.52
Benchmark prices and foreign exchange rates WTI (US$/bbl)	50.03	35.15
Brent (US$/bbl)	47.62	31.95
NYMEX (US$/mmbtu)	6.32	5.69
AECO (C$/gj)	6.34	6.26
US/Canadian dollar exchange rate	0.815	0.759
Canadian dollar / pound sterling exchange rate	2.319	2.424

 Excludes synthetic oil

Talisman’s first quarter commodity price averaged $48.07/boe, up $8.98/boe or 23% from last year.  Continuing strong demand, especially in China and India, contributed to crude oil’s price remaining at near record levels.  Although the average benchmark price of WTI oil, at US$ 50.03 per barrel, was 42% higher than 2004, the stronger Canadian dollar and the wider heavy oil differentials limited the increase in the Company’s realized price to 35% over the same period last year, at $55.40/bbl of oil and liquids.

Although the AECO reference price increased only 1% from last year, the proportion of the Company’s North American gas sales in the US increased from 6% last year to 13% of sales in the current quarter, which resulted in a 7% increase in North America natural gas prices to $7.07/mcf during the quarter.

For the quarter ended March 31, 2005, Talisman recorded net hedging losses on commodity based derivative financial instruments of $15 million, all associated with oil and liquids ($0.72/bbl), compared to losses of $55 million for oil and liquids ($2.67/bbl) and $5 million for natural gas ($0.04/mcf) during the same period in 2004.  As of April 1, 2005, the Company has derivative and physical contracts for

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

 approximately 2% of its remaining 2005 estimated production.  A summary of the contracts outstanding is included in notes 11 and 12 to the December 31, 2004 Consolidated Financial Statements and in note 7 to the March 31, 2005 Interim Consolidated Financial Statements.

Royalties1 (unaudited)

	Three months ended
March 31,	2005		2004[2]
	%	$ millions	%	$ millions
North America	20	166	20	143
North Sea	1	10	2	9
Southeast Asia	37	109	32	75
Algeria	40	32	51	27
Trinidad	11	4	-	-
	16	321	17	254

1.

Royalty rates do not include synthetic oil

2.

During the second quarter of 2004, the Company reclassified transportation costs on a retroactive basis.  Previously, these costs had been partially netted off against realized prices.  This change reduced the royalty rate which is a percentage of reported prices.  Accordingly, 2004 royalty rates have been restated. See note 1 to the Interim Consolidated Financial Statements.

The Company’s royalty expense for the first quarter was $321 million (16%), up from $254 million (17%), in 2004.  Total royalty expense increased as a result of increases in both commodity prices and production, as the royalty rate remained relatively constant.  In Southeast Asia, the rate increased due to the impact of the payout of cost recovery pools at Corridor during the first quarter of 2004. In addition rates for oil in Malaysia/Vietnam are tied to recently attained cumulative production threshold levels, which increased the rate to 34% from 32%.  The Algeria royalty rate decreased as a portion of the revenue stream is allocated to profit oil, which increases the Algeria taxes payable while reducing the Company’s effective royalty rate.  The Algerian government’s total take for the quarter including royalties and taxes equalled approximately 51%, similar to 2004 when no current taxes were payable.  The 51% total government take is expected to continue for the next few years.

Operating Expense (unaudited)

	Three months ended
March 31,	2005		2004
	$/boe	$ millions	$/boe	$ millions
North America	5.16	98	4.96	91
North Sea	13.19	177	11.16	148
Southeast Asia	2.63	18	3.20	22
Algeria	5.64	7	1.71	2
Trinidad	4.00	3	-	-
	7.38	303	6.64	263
Synthetic oil	40.36	7	19.00	5
Pipeline		14		12
		324		280

During the first quarter, total operating expenses increased by $44 million to $324 million, with the North Sea comprising $29 million of the 16% total increase from last year primarily related to the addition of the Varg production.  Unit operating costs averaged $7.38/boe, up from $6.64/boe last year.  North Sea unit operating costs increased $2.03/boe to $13.19/boe, due in part to maintenance costs from the

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

 extended shutdown at Ross/Blake and higher unit costs associated with the Varg field in Norway.  In North America, unit operating costs increased due to higher processing fees and operational maintenance.  Unit operating costs in Southeast Asia were down 18% to $2.63/boe due to increased production from Malaysia/Vietnam.  Algeria unit operating costs increased due to minor adjustments related to prior periods in each of the reported quarters.

Transportation Expenses (unaudited)

Effective in the second quarter of 2004, the Company began accounting for transportation costs as expenses, on a retroactive basis.  Previously, these costs had been either netted off against the realized price or included as a component of operating costs, depending on the circumstances in the various geographic segments.  Prior year comparatives have been restated to reflect this change in accounting policy.  See note 1 to the Interim Consolidated Financial Statements for further details.  The reclassification has no impact on cash provided by operating activities or net income.  The resulting transportation expenses for 2004 and comparable results for the current year are set forth in the table below:

	Three months ended
March 31,	2005		2004
Oil and liquids	$/bbl	$millions	$/bbl	$millions
North America	0.45	3	0.51	3
North Sea	1.14	13	1.11	13
Southeast Asia	0.08	-	0.25	1
Algeria	1.65	2	1.79	2
Natural gas	$/mcf		$/mcf
North America	0.17	14	0.20	15
North Sea	0.54	6	0.37	4
Southeast Asia	0.55	14	0.42	9
		52		47

Depreciation, Depletion and Amortization (DD&A) (unaudited)

	Three months ended
March 31,	2005		2004
	$/boe	$ millions	$/boe	$ millions
North America	12.04	228	9.49	176
North Sea	12.16	164	12.23	162
Southeast Asia	4.57	31	6.60	44
Algeria	6.80	9	6.09	7
Trinidad	13.33	9	-	-
	10.71	441	9.81	389

The 2005 first quarter DD&A expense was $441 million, up 13% from the same quarter of 2004, due to an increase in the per unit DD&A rate and higher production.  The DD&A rate in North America increased primarily due to higher drilling costs and capital expenditures on infrastructure projects.  The DD&A rate and total expense for Southeast Asia decreased as a result of the increase in reserves, primarily from Corridor, as total boe production remained relatively constant.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Other ($ millions except where noted) (unaudited)

March 31,	Three months ended
	2005	2004
G&A ($/boe)	1.22	0.98
Dry hole expense	46	79
Stock-based compensation	166	30
Other expense (income)	24	3
Interest costs capitalized	2	3
Interest expense	42	47
Other revenue	36	22

General and administrative (G&A) expense increased over the same quarter of last year due to higher staff costs, increased costs associated with corporate governance initiatives, and higher legal and pension costs.

Dry hole expense for the first quarter of 2005 was $46 million, $17 million of which was expensed in the North Sea for the North Saltire and Jenny wells.  In North America dry hole expense was $18 million and included $9 million for the Sukunka a-37-J well.  Other expense of $24 million included a write-down related to the North Saltire property of $23 million.  Other revenue of $36 million included $29 million of pipeline and processing revenue.

Stock-based compensation expense relates to the increase in value of the Company’s outstanding stock options and cash units at March 31, 2005, which was first expensed during the second quarter of 2003.  The Company’s stock-based compensation expense is based on the difference between the Company’s share price and its stock options or cash units exercise price.  The $166 million expense for the current quarter is due in part to 1.5 million options being exercised for cash at an average share price of $40.08 and an average exercise price of $17.09 for a cash expense of $35 million. The remaining $131 million expense for the current quarter is a result of a 28% increase in the Company’s share price in the current quarter and the corresponding impact on the mark to market liability of the vested and prorated vested options and cash units outstanding.

Since the introduction of the cash feature, approximately 98% of options that have been exercised, have been exercised for cash, resulting in reduced dilution of shares.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Taxes ($ millions) (unaudited)

Effective Income Tax Rate

March 31,	Three months ended
	2005	2004[1]
Income before taxes	489	304
Less PRT Current Deferred	33 10	17 7
Total PRT	43	24
	446	280
Income tax expense
Current income tax	185	51
Future income tax	3	11
Total income tax expense	188	62
Effective income tax rate	42%	22%

1.

Effective January 1, 2005, the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004 be treated as debt rather than equity. See note 1 to the Interim Consolidated Financial Statements.

The effective tax rate is expressed as a percentage of pre-tax income adjusted for Petroleum Revenue Tax (PRT), which is deductible in determining taxable income.  The Company’s effective tax rate for the current quarter is higher than in 2004 due to the effect of increased taxable income in higher tax jurisdictions (e.g. Norway) during the current quarter and the impact of Canadian corporate tax rate reductions of $31 million in 2004.  Excluding this adjustment, the effective tax rate on the Company’s income in the first quarter of 2004 would have been 33%.  During 2005, current tax increased to $185 million as a result of both higher commodity prices and increased production, which also increased PRT on North Sea operations.

Capital expenditures ($ millions) (unaudited)

	Three months ended
March 31,	2005	2004
North America	461	381
North Sea	407	119
Southeast Asia	76	53
Algeria	2	3
Trinidad	15	50
Other	20	24
	981	630

Capital expenditures include exploration and development expenditures and net asset acquisitions but exclude administrative capital.

North America capital expenditures for the current quarter on exploration of $173 million and development of $279 million, included the drilling of 111 gas wells and 14 oil wells and $9 million for net asset acquisitions.  Expenditures in the North Sea during the first quarter were comprised of $22 million of exploration spending, development spending of $162 million, which included the ongoing development of the Tweedsmuir field and $223 million primarily related to the acquisition of producing assets at Varg and extensive exploration acreage in Norway.  In Southeast Asia, capital expenditures of $76 million included $14 million of exploration spending and development spending of $62 million,

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

 primarily on the South Angsi field development in Block PM-305 and ongoing development on Block PM 3.  There have been no significant changes in the Company’s outlook for the major projects underway as discussed in the Outlook for 2005 section of the Company’s December 31, 2004 MD&A.

Long-term debt and liquidity

At March 31, 2005, Talisman’s long-term debt was $2.9 billion, up from $2.5 billion at year-end.  This increase resulted primarily from the repurchase of eight million common shares and the acquisition of the Varg assets in Norway, partially offset by cash provided by operating activities in excess of exploration and development capital expenditures.

At quarter end, debt to debt plus book equity was 38%.  For the 12 months ended March 31, 2005, the debt to cash provided by operating activities ratio was 0.93:1.

During the first quarter of this year, the Company repurchased a total of 8,016,400 common shares under its normal course issuer bid (NCIB) at an average price of $37.35/share.  In March of this year, the Company renewed its NCIB to permit the purchase of up to 18,437,285 common shares, representing 5% of the total common shares outstanding at the time of the renewal.  949,200 common shares of the total were repurchased under the renewed NCIB.

In May 2004, the Company implemented a three for one split of its issued and outstanding common shares.  All per share statistics for 2004 have been restated to reflect this share split. As at March 31, 2005, there were 367,231,290 common shares outstanding, the same number as at April 30, 2005.

During April 2005, stock options for 423,550 shares were exercised for cash.

Talisman continually investigates strategic acquisitions and opportunities, some of which may be material. In connection with any such transaction, the Company may incur debt or issue equity.

Summary of Quarterly Results (millions of Cdn. dollars unless otherwise stated)

The following is a summary of quarterly results of the Company for the eight most recently completed quarters.

	Three months ended (unaudited)
	2005	2004				2003
	March 31	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30
Gross sales	1,977	1,827	1,788	1,705	1,554	1,351	1,272	1,220
Total revenue	1,677	1,401	1,355	1,337	1,262	1,128	1,077	1,023
Net income [1,2]	258	121	122	193	218	104	121	190
Per common share amounts (Cdn dollars)
Net income [1,2]	0.70	0.32	0.32	0.50	0.57	0.27	0.31	0.49
Diluted net income [1,2]	0.68	0.31	0.31	0.50	0.56	0.27	0.31	0.48

1.

Net income and net income before discontinued operations and extraordinary items are the same.

2.

Effective January 1, 2005, the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004 be treated as debt rather than equity. See note 1 to the Interim Consolidated Financial Statements.

The following discussion highlights some of the more significant factors that impacted the results in the eight most recently completed quarters ended March 31, 2005.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

During the first quarter of 2005, revenue rose over the last quarter of 2004, as a result of higher commodity prices, increased production and reduced hedging losses.  Net income increased in the quarter as the increased revenue, combined with reductions in dry hole costs, exploration expenses, impairments, DD&A and G&A to more than offset the impact of increases in stock based compensation charges, royalties, operating costs and taxes.

During the fourth quarter of 2004, revenue increased over the previous quarter as increases in total volumes combined with higher gas prices to more than offset the impact of a stronger Canadian dollar and increased hedging losses.  Net income remained relatively constant in the quarter as reductions in stock-based compensation, operating expenses and dry hole costs were offset by increases in DD&A, impairments and G&A expenses as well as a loss on disposal of fixed assets.

In the third quarter of 2004, revenue rose over the second quarter as the increase in oil prices more than offset the reduction in production, resulting from maintenance shutdowns.  Net income in the third quarter declined from the previous quarter, as the increase in revenue was more than offset by increases in hedging losses, dry hole costs, exploration expenses and current income taxes.  In the first two quarters of 2004, revenue continued to rise due to increases in both commodity prices and production.  These factors combined with the benefit of tax rate reductions to increase net income in the first quarter of 2004 over the last quarter of 2003.  A higher charge for stock-based compensation and lower tax rate reductions resulted in a slight drop in net income during the second quarter of 2004 from the previous quarter.

Net income during the second quarter of 2003 increased by $160 million due to a reduction in the Canadian federal and provincial tax rates.  The Company began recording stock-based compensation in the second quarter.  The second quarter’s net income was reduced by a $105 million ($70 million after tax) catch-up expense relating to outstanding stock options.  The third and fourth quarters of 2003 included an additional $80 million ($50 million after tax) of stock-based compensation expense.

New Canadian Accounting Pronouncements

The Canadian Institute of Chartered Accountants (CICA) has issued a number of accounting pronouncements, some of which may impact the Company’s reported results and financial position in future periods.

Comprehensive Income/Financial Instruments/Hedges

The CICA issued new standards in early 2005 for Comprehensive Income (CICA 1530), Financial Instruments (CICA 3855) and Hedges (CICA 3865), which will be effective for the reporting year-end 2007. The new standards will bring Canadian rules in line with current rules in the US. The standards will introduce the concept of “Comprehensive Income” to Canadian GAAP and will require that an enterprise (a) classify items of comprehensive income by their nature in a financial statement and (b) display the accumulated balance of comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Derivative contracts will be carried on the balance sheet at their mark-to-market value, with the change in value flowing to either net income or comprehensive income. Gains and losses on instruments that are identified as hedges will flow initially to comprehensive income and be brought into net income at the time the underlying hedged item is settled. It is expected that this standard will be effective for Talisman’s 2007 reporting. Any instruments that do not qualify for hedge accounting will be marked-to-market with the adjustment (tax effected) flowing through the income statement.

Talisman does not currently have any hedges in place that carry into 2006 so the impact would not be significant based on the current positions.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Risks and Uncertainties

Litigation

Talisman continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York.  The lawsuit alleges that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company’s now disposed of interest in oil operations in Sudan.  In December 2004, Talisman filed a motion for judgment on the pleadings, seeking dismissal of the lawsuit on the grounds that the Court lacks subject matter jurisdiction to hear the lawsuit, and filed its opposition papers to the certification of the lawsuit as a class action.  On March 25, 2005, the Court refused to certify the lawsuit as a class action.  On March 15, 2005, the US Department of Justice submitted a Statement of Interest to the Court expressing the US Government's view that the lawsuit interferes with US-Canada relations.  The Court subsequently asked the litigants to file submissions in relation to this development.  It is uncertain when the Court will make a decision in relation to these matters.  Talisman believes the lawsuit to be entirely without merit and is continuing to vigorously defend itself and does not expect the lawsuit to have a material adverse effect.

Kyoto

The Kyoto protocol, ratified by the Canadian Federal Government in December 2002, came into force on February 16, 2005. The protocol commits Canada to reducing greenhouse gas emissions to six percent below 1990 levels over the period 2008-2012. The Federal Government released a framework outlining its Climate Change action plan on April 13, 2005. The plan as released contains few technical details regarding the implementation of the Government's greenhouse gas reduction strategy. The Climate Change Working Group of Canadian Association of Petroleum Producers continues to work with the Federal and Alberta governments to develop an approach for implementing targets and enabling greenhouse gas control legislation, which protects the industry's competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

As the federal government has yet to release a detailed Kyoto compliance plan, Talisman is unable to predict the impact of potential regulations upon its business; however, it is possible that the Company would face increases in operating costs in order to comply with the greenhouse gas emissions legislation.

Use of BOE equivalents

Unless otherwise stated references to production represent Talisman’s working interest share (including royalty interests and net prior to interest) before deduction of royalties. Throughout the MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method.  BOEs may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an approximate energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Additional information related to the Company can be found on SEDAR at www.sedar.com.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Exploration and Operations Review

North America

During the first quarter of 2005, Talisman participated in a record 210 gross wells (126 operated) resulting in a total of 175 gas and 28 oil wells for an average success rate of 97%.  Included in the 210 wells are 54 exploration wells, which resulted in 47 gas wells and two oil wells.

Total production from North America averaged 210,974 boe/d in first quarter of 2005. Natural gas production in North America averaged a record 929 mmcf/d, 57 mmcf/d higher (7% higher) than the first quarter of 2004.  A new weekly record for natural gas of 945 mmcf/d was achieved in March.  Liquids production averaged 56,275 bbls/d, a decrease of 3% over the same period last year and in line with expectations.

Talisman participated in 10 gas wells in the Alberta Foothills during the quarter.  The 6-28-42-16W5 well (Talisman 100%) tested at a rate of approximately 11 mmcf/d and came onstream in April.

Production in Monkman continues to increase with the first quarter gas rates averaging 108 mmcf/d, a 43 % increase over fourth quarter 2004 and a 30% increase over the first quarter of 2004.  The Brazion b-60-E well (Talisman 80%) commenced production on December 13, 2004 at 66 mmcf/d.  It has consistently produced at 60-70 mmcf/d of total sales gas.  There are three wells currently being drilled, of which two are Paleozoic prospects and one a Triassic prospect.  East Spieker b-15-F, a 2004 well (Talisman 50%), came on stream in April at 3 mmcf/d and  Sukunka c-3-A, another 2004 well (Talisman 100%), is came on stream at 8 mmcf/d.

During the first quarter, production from the Edson area averaged 42,551 boe/d, an increase of 9% over the same period last year and 7% above the fourth quarter.  Gas production increased to 227 mmcf/d, 18 mmcf/d higher than first quarter 2004, setting a new monthly production record of 238 mmcf/d in March.  This area includes Bigstone/Wild River, Edson and West Whitecourt.

Bigstone/Wild River’s quarterly production of 18,718 boe/d was up 13% over the first quarter of last year and 6% over the previous quarter.  Thirty-one wells were drilled during the quarter with a 100% success rate.  The 13-04-57-24W5 well (Talisman 100%) came on stream in April with an initial production rate of 6.8 mmcf/d sales gas.  In March, Bigstone/Wild River set a new monthly production record of 107 mmcf/d.  The Wild River Plant 3 expansion has just been completed resulting in increased capacity of 10 mmcf/d (Talisman share).

Talisman Midstream Operations (TMO) transported and processed record gas volumes during the quarter.  The Edson plant processed 203 mmcf/d, of which TMO contributed 133 mmcf/d.  The Cutbank system gathered and processed 137 mmcf/d and we will be completing the construction of an additional 30 mmcf/d of capacity at Musreau in May.  TMO has submitted a pipeline construction application for the proposed Lynx pipeline.  The pipeline will allow production from Talisman’s working interest lands in the North Alberta Foothills to move south and east to connect to the Central Foothills Gas Gathering System (CFGGS) and is targeted for commissioning by late 2006.

In Central Alberta, the Ferrier 9-3-42-10W5 well (Talisman 73.7%) came on production in early April and is currently producing 11 mmcf/d sales gas and 800 bbls/d condensate.  The Ferrier 2-9-42-10W5 well (Talisman 65%), a follow-up well to 9-3, tested at 5.6 mmcf/d in February.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Production in Appalachia averaged 120 mmcf/d, an 18% increase over the fourth quarter and a 132% increase over the same quarter last year.  The Solderblom HZ #1 well (FEI 100%), which came on stream in December 2004, hit a record high rate of 32 mmcf/d in March.  Two wells were brought onstream in the quarter with combined sales of 6.5 mmcf/d.  Two more wells, Drumm #1 and Behm, are waiting to be tied-in.  Six gas wells were drilled in the first quarter, of which three were in the Belden and Blake acreage.  The Catlin Hill compressor expansion that will be commissioned in early 2006 should provide an additional 8 mmcf/d of capacity.

North Sea

In February 2005, a Talisman subsidiary acquired all of the outstanding shares of Pertra A.S. of Norway for US$175 million (including closing costs). The acquisition effectively doubled the size of Talisman’s business in Norway. As part of the transaction, Talisman’s subsidiary acquired 70% ownership and operatorship of the Varg oil field, 70% of the undeveloped South Varg gas condensate field and extensive exploration acreage. The acquisition added 10,000 bbls/d to Talisman’s production as of March 1. Subsequently Talisman has repaired the main production riser at Varg and started a development drilling program at the end of March.

Production in the North Sea averaged 149,462 boe/d in the quarter, up slightly from 148,043 in the fourth quarter of 2004 and 3% above the first quarter of 2004. The Ross/Blake FPSO had an unplanned shutdown of five weeks in the first quarter as a result of production chemistry issues. Since the shutdown, production levels in April have been good and the production chemistry issues are being addressed.

Four successful operated development wells were completed in the first quarter. A Galley well came on at 1,700 bbls/d and a Claymore well had an initial flow rate of 4,700 bbls/d. A new well at Tartan has been successful and will be tested in the second quarter. The Gyda A16 well came on production at 3,000 bbls/d. In addition the Gyda A31 well appears to be successful and will be completed in the second quarter.

Development drilling has commenced at Tweedsmuir. All main construction contracts have now been let at Tweedsmuir and first production is expected in early 2007.

Malaysia/Vietnam

Production in Malaysia/Vietnam averaged 41,876 boe/d in the first quarter of 2005 compared to 46,401 boe/d in the fourth quarter of 2004 and up 13% compared to a year ago. The drop in production from the prior quarter reflects the acceleration of a planned two week shutdown from May into February. Two successful development wells were drilled in PM-3 CAA during the quarter.

A successful exploration well and two sidetrack wells were drilled at West Bunga Orkid in the PM-3 CAA. The well tested at 2,200 bbls/d from the I-45 reservoir. A successful appraisal well and sidetrack well were drilled to delineate oil and gas reservoirs on the North Bunga Orkid discovery. The development plan for the northern field complex is being prepared.

The South Angsi project in Block PM-305 is on schedule for first production in mid-2005. The seven well development drilling program on the field is almost complete and confirms the expected reserves. A successful exploration well (Kuning-1) was drilled from the South Angsi platform to evaluate a near field prospect. The Murai well east of South Angsi also found oil pay.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

At PM-314 in Malaysia, processing of the 1,024 square kilometre 3D seismic program (acquired in 2004) is near completion and is indicating exploration prospects close to the South Angsi development.

On April 26, a wholly owned subsidiary of Talisman signed a Petroleum Contract with a 60% interest in Block 15-2/01 offshore Vietnam. This block is prospective and is located in the heart of the Cui Long basin. The consortium’s commitment on the 700,000 acre block includes a 3D seismic survey and a two well exploration program over the initial three year exploration phase.

Indonesia

Production in Indonesia averaged 32,755 boe/d in the first quarter, compared to 35,308 boe/d in the fourth quarter and 36,998 boe/d a year ago. Production decreased as expected due to the planned expiry of the Jambi and Tanjung production sharing contracts in 2004.

The PT Perusahaan Gas Negara (Persero) Tbk (“PGN”) pipeline project and expansion of the Corridor facilities to supply 2.3 tcf of natural gas from Corridor to West Java continued.

Trinidad

Development of the Greater Angostura field in Block 2c offshore Trinidad was completed on schedule with first production commencing in January; the completion of the export terminal was delayed to February and the tie in of the Canteen platform was delayed to the end of April. Production averaged 7,826 bbls/d (Talisman share) in the first quarter reaching 12,025 bbls/d in March. Full production is anticipated in early May following the tie-in of the Canteen platform.

Algeria

Production averaged 14,540 bbls/d in the first quarter, compared to 12,998 bbls/d a year ago. Production was down from 15,329 bbls/d in the fourth quarter due to a two week planned shutdown of the MLN plant in February.

The expansion of the Greater MLN facilities is expected to be sanctioned in the second quarter. Development options for the MLSE field (located to the southeast of Greater MLN) are being prepared.

Rest of World

In Qatar, processing of 3D seismic on Block 10 has been completed. The data is being interpreted and the first well (QT-1) is expected to spud in the fourth quarter.

In Peru, the Situche Central well was spud late in January 2005.

In Colombia, drilling continued on the Tangara-1 well.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria, Trinidad and Tobago and the United States.  Talisman's subsidiaries also conduct business in Colombia, Qatar and Peru.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate & Investor Communications

Phone:

403-237-1196  Fax:  403-237-1210

E-mail:

tlm@talisman-energy.com

12-05

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Forward-looking Statements

This news release contains statements about future production growth and timing of production, cash flow and cash flow per share, earnings from operations, business plans for drilling, exploration and development, estimated future commodity prices and exchange rates, target dates for commissioning of a pipeline and a compressor expansion (as well as additional capacity following expansion), planned expansion of facilities or other expectations, beliefs, plans, goals, objectives, assumptions and statements about future events or performance that constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation.

Statements concerning oil and gas reserves contained in this report may be deemed to be forward-looking statements as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.

Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. These risks and uncertainties include:

•

the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand;

•

risks and uncertainties involving geology of oil and gas deposits;

•

the uncertainty of reserves estimates and reserves life;

•

the uncertainty of estimates and projections relating to production, costs and expenses;

•

potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•

fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•

health, safety and environmental risks;

•

uncertainties as to the availability and cost of financing;

•

uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and the difficulties in predicting the decisions of judges and juries;

•

risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

•

general economic conditions;

•

the effect of acts of, or actions against international terrorism; and

•

the possibility that government policies or laws may change or governmental approvals may be delayed or withheld.

We caution that the foregoing list of risks and uncertainties is not exhaustive. Additional information on these and other factors, which could affect the Company's operations or financial results, are included in the Company's Annual Report under the headings "Management's Discussion and Analysis- Risks and Uncertainties", "- Liquidity and Capital Resources", and "- Outlook for 2005", under the heading “Risk Factors” in the Company’s 2004 annual information form as well as in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

Forward-looking statements are based on the estimates and opinions of the Company's management at the time the statements are made. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~

Advisory – Oil and Gas Information, Note Regarding US Disclosure Requirements

Throughout this news release, Talisman makes reference to production volumes. Where not otherwise indicated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the U.S., net production volumes are reported after the deduction of these amounts.

Throughout this release, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ration of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalence at the wellhead.

Advisory – Canadian Dollars and GAAP

Numbers are in Canadian dollars unless otherwise indicated.  Unless otherwise indicated, financial information is presented in accordance with Canadian generally accepted accounting principles that differ from generally accepted accounting principles in the US.

Advisory – Non-GAAP Financial Measures

This release includes references to terms such as cash flow, cash flow per share and earnings from operations These terms are not defined by Generally Accepted Accounting Principles in either Canada or the US. Consequently these are referred to as non-GAAP measures.  Talisman’s reported results of cash flow, cash flow per share and earnings from operations may not be comparable to similarly titled measures by other companies.

Cash flow, as commonly used in the oil and gas industry, is captioned as funds from operating activities on the Company’s cash flow statement and represents net income before exploration costs, DD&A, future taxes and other non-cash expenses.  Cash flow is used by the Company to assess operating results between years and between peer companies with different accounting policies.  Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the Company’s performance or liquidity.  Cash flow per share is cash flow divided by the average number of common shares outstanding during the period.

Earnings from operations is calculated by adjusting the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis.  The Company uses this data to evaluate performance of core operational activities on a comparable basis between periods.  To assist in understanding the Company’s earnings from operations, the following table adjusts the Company’s net income per the financial statements, for certain items of a non-operational nature, on an after-tax basis

~~  This release is available on Talisman’s Internet Web Site:  WWW.TALISMAN-ENERGY.COM  ~~.

Talisman Energy Inc.
Highlights
(unaudited)
	Three months ended
	March 31
	2005	2004
Financial		(restated)
(millions of Canadian dollars unless otherwise stated)
Cash flow (funds from operating activities)	960	770
Net income	258	218
Exploration and development expenditures	749	614
Per common share (dollars)
Cash flow (funds from operating activities)	2.59	2.01
Net income	0.70	0.57
Production
(daily average)
Oil and liquids (bbls/d)
North America	54,256	55,241
North Sea	127,882	123,245
Southeast Asia	28,969	35,602
Algeria	14,540	12,998
Trinidad	7,826	-
Synthetic oil	2,019	3,050
Total oil and liquids	235,492	230,136
Natural gas (mmcf/d)
North America	929	872
North Sea	129	133
Southeast Asia	274	231
Total natural gas	1,332	1,236
Total mboe/d	457	436
Prices (2)
Oil and liquids ($/bbl)
North America	46.50	37.56
North Sea	57.29	41.55
Southeast Asia	60.35	44.10
Algeria	60.90	44.62
Trinidad	57.78	-
Crude oil and natural gas liquids	55.40	41.15
Synthetic oil	55.87	43.91
Total oil and liquids	55.41	41.19
Natural gas ($/mcf)
North America	7.07	6.61
North Sea	6.98	5.85
Southeast Asia	5.44	4.50
Total natural gas	6.73	6.13
Total ($/boe) (includes synthetic)	48.10	39.13

(1) Effective January 1, 2005, the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. See note 1 to the Interim Consolidated Financial Statements.

(2) Prices are before hedging.

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

	March 31	December 31
(millions of Canadian dollars)	2005	2004
Assets		(restated
Current		note 1)
Cash and cash equivalents	66	38
Accounts receivable	1,027	836
Inventories	81	78
Prepaid expenses	14	18
	1,188	970

Accrued employee pension benefit asset	60	61
Other assets	68	64
Goodwill (note 2)	619	466
Property, plant and equipment	11,298	10,847
	12,045	11,438
Total assets	13,233	12,408

Liabilities
Current
Accounts payable and accrued liabilities (notes 3 and 5)	1,541	1,302
Income and other taxes payable	355	341
	1,896	1,643

Deferred credits	114	105
Asset retirement obligations (note 3)	1,314	1,272
Long-term debt (note 6)	2,872	2,457
Future income taxes	2,263	2,100
	6,563	5,934
Contingencies and commitments (notes 7 and 9)
Shareholders' equity
Common shares (note 4)	2,611	2,666
Contributed surplus	70	71
Cumulative foreign currency translation	(93)	(76)
Retained earnings	2,186	2,170
	4,774	4,831
Total liabilities and shareholders' equity	13,233	12,408

See accompanying notes.
Interim statements are not independently audited.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)
Three months ended March 31
(millions of Canadian dollars)	2005	2004
		(restated
Revenue		note 1)
Gross sales	1,977	1,554
Less hedging loss	15	60
Gross sales, net of hedging	1,962	1,494
Less royalties	321	254
Net sales	1,641	1,240
Other	36	22
Total revenue	1,677	1,262

Expenses
Operating	324	280
Transportation	52	47
General and administrative	50	39
Depreciation, depletion and amortization	441	389
Dry hole	46	79
Exploration	43	44
Interest on long-term debt	42	47
Stock-based compensation	166	30
Other	24	3
Total expenses	1,188	958
Income before taxes	489	304
Taxes
Current income tax	185	51
Future income tax	3	11
Petroleum revenue tax	43	24
	231	86
Net income	258	218

Per common share (Canadian dollars)
Net income	0.70	0.57
Diluted net income	0.68	0.56
Average number of common shares outstanding (millions)	371	384
Diluted number of common shares outstanding (millions)	380	391

See accompanying notes.
Interim statements are not independently audited.

Consolidated Statements of Retained Earnings
Three months ended March 31 (millions of Canadian dollars)	2005	2004
		(restated
		note 1)
Retained earnings, beginning of period	2,170	1,852
Net income	258	218
Purchase of common shares (note 3)	(242)	-
Retained earnings, end of period	2,186	2,070
See accompanying notes.
Interim statements are not independently audited.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)
Three months ended March 31
(millions of Canadian dollars)	2005	2004
		(restated
Operating		note 1)
Net income	258	218
Items not involving cash (note 8)	659	508
Exploration	43	44
Funds from operating activities	960	770
Changes in non-cash working capital	(88)	135
Cash provided by operating activities	872	905
Investing
Capital expenditures
Exploration, development and corporate	(753)	(621)
Acquisitions	(236)	(21)
Proceeds of resource property dispositions	1	4
Changes in non-cash working capital	24	(4)
Cash used in investing activities	(964)	(642)
Financing
Long-term debt repaid	(72)	(197)
Long-term debt issued	491	-
Common shares (purchased) issued	(299)	2
Deferred credits and other	4	150
Changes in non-cash working capital	(2)	(3)
Cash provided by (used) in financing activities	122	(48)
Effect of translation on foreign currency cash	(2)	(3)
Net increase in cash and cash equivalents	28	212
Cash and cash equivalents, beginning of period	38	98
Cash and cash equivalents, end of period	66	310

See accompanying notes.
Interim statements are not independently audited.

Notes to the Interim Consolidated Financial Statement (unaudited)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

The Interim Consolidated Financial Statements of Talisman Energy Inc. (“Talisman” or the “Company”) have been prepared by management in accordance with Canadian generally accepted accounting principles.  Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted.  The Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman’s Annual Report for the year ended December 31, 2004.

1.  Significant Accounting Policies

The Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Consolidated Financial Statements for the year ended December 31, 2004 except for the following:

1a) Preferred Securities

Effective January 1, 2005 the Company retroactively adopted certain changes to the Canadian Institute of Chartered Accountants (“CICA”) accounting standard for financial instruments. The change to this standard requires that the Company’s preferred securities, all of which were redeemed in 2004, be treated as debt rather than equity. Previously preferred securities charges were charged directly to Retained Earnings but under the new accounting standard they would have been charged to interest expense. In addition, since the preferred securities would have been treated as debt, the balance would have been revalued at each balance sheet date with the offsetting movement reflected in the cumulative foreign currency translation account. As a result there would not have been a gain on the redemption of the preferred securities. There was no impact to the 2005 results as the preferred securities were fully redeemed in 2004.

The adjustment required to the December 31, 2004 consolidated balance sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Cumulative foreign currency translation	(150)	74	(76)
Retained earnings	2,244	(74)	2,170

The adjustment required to the December 31, 2003 consolidated balance sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Future income taxes	2,127	2	2,129
Long-term debt	2,203	392	2,595
Preferred securities	431	(431)	-
Cumulative foreign currency translation	(114)	88	(26)
Retained earnings	1,903	(51)	1,852

The adjustment required to the December 31, 2002 consolidated balance sheet to implement this change in accounting is as follows:

	As previously reported	Adjustments	As restated
Other assets	99	3	102
Future income taxes	2,282	(9)	2,273
Long-term debt	2,997	476	3,473

Preferred securities	431	(431)	-
Cumulative foreign currency translation	140	4	144
Retained earnings	1,143	(37)	1,106

Notes to the Interim Consolidated Financial Statement (unaudited)

The adjustment to the income statement for the three months ended March 31, 2004 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	38	9	47
Future income tax (recovery)	15	(4)	11
Net income	223	5	218
Preferred securities charges, net of tax	(5)	(5)	-
Gain on redemption of preferred securities, net of tax	16	(16)	-
Net income available to common share holders	234	(16)	218

Per common share[1] (Canadian dollars)
Net income	.61	(.04)	.57
Diluted net income	.60	(.04)	.56

1.

Per share amounts have been retroactively restated to reflect the impact of the Company’s three-for-one stock split. See note 9 to the 2004 Consolidated Financial Statements.

The adjustment to the income statement for the year ended December 31, 2004 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	158	15	173
Future income tax (recovery)	(105)	(6)	(111)
Net income	663	(9)	654
Preferred securities charges, net of tax	(9)	9	-
Gain on redemption of preferred securities, net of tax	23	(23)	-
Net income available to common share holders	677	(23)	654

Per common share (Canadian dollars)
Net income	1.77	(.06)	1.71
Diluted net income	1.74	(.06)	1.68

The adjustment to the income statement for the year ended December 31, 2003 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	137	41	178
Future income tax (recovery)	(48)	(5)	(53)
Net income	1,012	(36)	976
Preferred securities charges, net of tax	(22)	22	-
Net income available to common share holders	990	(14)	976

Per common share (Canadian dollars)
Net income	2.56	(.03)	2.53
Diluted net income	2.53	(.03)	2.50

The adjustment to the income statement for the year ended December 31, 2002 is as follows:

	As previously reported	Adjustments	As restated
Interest on long-term debt	164	45	209
Future income tax (recovery)	175	(18)	157
Net income	544	(27)	517
Preferred securities charges, net of tax	(24)	24	-
Net income available to common share holders	520	(3)	517

Per common share (Canadian dollars)
Net income	1.29	-	1.29
Diluted net income	1.27	-	1.27

Notes to the Interim Consolidated Financial Statement (unaudited)

1b) Transportation Expenses

During the second quarter of 2004, the Company began accounting for transportation costs as expenses on a retroactive basis. Previously, these costs had been either netted off against the realized price or included as a component of operating costs, depending on the circumstances in the various geographic segments. Prior year comparatives have been restated to reflect this change in accounting policy. The change in accounting has no effect on net earnings but has increased revenue and decreased operating expenses in the three months ended March 31, 2004 as follows:

2004
Revenue	31
Operating expenses	(16)
Transportation expenses	47
Net income	-

1c) Reclassification

Certain information provided for prior years has been reclassified to conform to the presentation adopted in the current year.

2.  Goodwill

During the first three months of 2005, the Company’s Goodwill changed as follows:

Opening balance at January 1, 2005	466
Acquired during the period	158
Foreign currency translation effect	(5)
Closing balance at March 31, 2005	619

During the period ended March 31, 2005, the company completed the acquisition of 100% of all outstanding shares of Pertra A.S. The purchase price of $215 million has been assigned to property plant and equipment ($257 million), future income tax liability ($156 million), asset retirement obligations ($44 million), and the remainder to goodwill ($158 million).

3.  Asset Retirement Obligation

During the first three months of 2005, the Company’s asset retirement obligation changed as follows:

ARO liability at January 1, 2005[1]	1,295
Liabilities incurred during period	43
Liabilities settled during period	(8)
Accretion expense	19
Foreign currency translation	(12)
ARO liability at March 31, 2005[1]	1,337

1    Included in January 1, 2005 and March 31, 2005 liabilities are $23 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net ARO liability of $1,272 and $1,314 respectively.

4.  Share Capital

Talisman’s authorized share capital consists of an unlimited number of common shares without nominal or par value and unlimited first and second preferred shares.  No preferred shares have been issued.

Continuity of common shares (year to date)	2005
	Shares	Amount
Balance at January 1,	375,185,290	$2,666

Issued upon exercise of stock options	62,400	2
Purchased	(8,016,400)	(57)
Balance at March 31,	367,231,290	2,611

Notes to the Interim Consolidated Financial Statement (unaudited)

Pursuant to a normal course issuer bid renewed in March 2005, Talisman may repurchase up to 18,437,285 common shares representing 5% of the outstanding common shares of the Company at the time the normal course issuer bid was renewed.  During the first three months of 2005 the Company repurchased 8,016,400 common shares, of which 949,200 common shares were repurchased under the renewed normal course issuer bid for $299 million.

5.  Stock Options

Continuity of stock options (year to date)	2005
	Number of	Average
	Options	Exercise Price
Outstanding at January 1	20,788,375	19.58
Granted during the period	5,838,830	42.03
Exercised for common shares	(62,400)	14.39
Exercised for cash payment	(1,541,742)	17.09
Expired/forfeited	(21,720)	20.40
Outstanding at March 31	25,001,343	24.99
Exercisable at March 31	9,042,031	17.40

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option.

Since the introduction of the cash feature, approximately 98% of options that have been exercised, have been exercised for cash, resulting in reduced dilution of shares.

Cash units

In addition to the Company’s stock option plans Talisman’s subsidiaries issue stock appreciation rights under the cash unit plans. Cash units are similar to stock options except that the holder does not have a right to purchase the underlying share of the Company.

Continuity of cash units (year to date)	2005
	Number	Average
	Cash Units	Exercise Price
Outstanding at January 1	1,526,640	21.34
Granted during the period	981,135	42.02
Expired/forfeited	(1,800)	19.80
Outstanding at March 31	2,505,975	29.44
Exercisable at March 31	9,900	19.81

During the period the Company recorded stock-based compensation expanse of $166 million (2004-$30 million). Of the total expense $35 million (2004-$27 million) relates to options exercised for cash at an average share price of $40.08 (2004-$26.20) compared to an average exercise price of $17.09 (2004-$14.05) for an average per option gain of $22.99 (2004-$12.15). The remaining $131 million (2004-$3million) is a result of the 28% (2004-5%) increase in the Company’s share price during the period, and the corresponding impact on the mark-to-market liability of the vested and prorated vested options and cash units outstanding).

The total mark-to-market liability for stock options and cash units is included in accounts payable and accrued liabilities and was $352 million as at March 31, 2005 (December 31, 2004 - $223 million).

Notes to the Interim Consolidated Financial Statement (unaudited)

6. Long-Term Debt

	March 31, 2005	December 31, 2004
Bank Credit Facilities (Canadian $ denominated)	744	328
Debentures and Notes (unsecured)
US$ denominated (US$825 million)	998	993
Canadian $ denominated	559	559
£ denominated (£250 million)	571	577
	$2,872	$2,457

7. Commodity Based Sales Contracts

The Company’s outstanding commodity price derivative contracts have been designated as hedges of the Company’s anticipated future commodity sales. The following tables summarize commodity price derivative contracts and fixed price sales contracts outstanding at March 31, 2005:

a)

Crude oil price derivative contracts

Fixed price swaps	Remainder 2005
(WTI oil index)
Volumes (bbls/d)	6,000
Price (US$/bbl)	26.97

b)

Physical natural gas contracts (North America)

Fixed price sales	Remainder 2005	2006	2007
Volumes (mcf/d)	14,650	14,650	14,650
Weighted average price ($/mcf)	3.21	4.15	4.28

8. Selected Cash Flow Information

Three months ended March 31,	2005	2004 (restated note 1)
Net income	258	218
Items not involving cash
Depreciation, depletion and amortization	441	389
Property impairments	23	-
Dry hole	46	79
Net loss (gain) on asset disposals	(1)	3
Stock-based compensation	131	3
Future taxes and deferred petroleum revenue tax	13	19
Other	6	15
	659	508
Exploration	43	44
Funds from operating activities	960	770

Notes to the Interim Consolidated Financial Statement (unaudited)

9. Contingencies and Commitments

The Company continues to be subject to a lawsuit brought by the Presbyterian Church of Sudan and others commenced in November 2001 under the Alien Tort Claims Act in the United States District Court for the Southern District of New York. The lawsuit alleges that the company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. In December 2004, Talisman filed a motion for judgment on the pleadings, seeking dismissal of the lawsuit on the grounds that the Court lacks subject matter jurisdiction to hear the lawsuit, and filed its opposition papers to the certification of the lawsuit as a class action. On March 25, 2005, the Court refused to certify the lawsuit as a class action. On March 15, 2005, the US Department of Justice submitted a Statement of Interest to the Court expressing the US Government's view that the lawsuit interferes with US-Canada relations. The Court subsequently asked the litigants to file submissions in relation to this development. It is uncertain when the Court will make a decision in relation to these matters. Talisman believes the lawsuit to be entirely without merit and is continuing to vigorously defend itself and does not expect the lawsuit to have a material adverse effect.

10. Segmented Information
Three months ended March 31

	North America (1)		North Sea (2)		Southeast Asia (3)		Algeria		Trinidad		Other		Total
(millions of Canadian dollars)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Revenue
Gross sales	829	728	735	536	292	237	80	53	41	-	-	-	1,977	1,554
Hedging	15	20	-	40	-	-	-	-	-	-	-	-	15	60
Royalties	166	143	10	9	109	75	32	27	4	-	-	-	321	254
Net sales	648	565	725	487	183	162	48	26	37	-	-	-	1,641	1,240
Other	21	17	15	5	-	-	-	-	-	-	-	-	36	22
Total revenue	669	582	740	492	183	162	48	26	37	-	-	-	1,677	1,262
Segmented expenses
Operating	106	97	190	159	18	22	7	2	3	-	-	-	324	280
Transportation	17	18	19	17	14	10	2	2	-	-	-	-	52	47
DD&A	228	176	164	162	31	44	9	7	9	-	-	-	441	389
Dry hole	18	32	17	25	1	1	-	-	3	-	7	21	46	79
Exploration	21	24	5	6	3	2	-	-	1	-	13	12	43	44
Other	(2)	(12)	31	2	(3)	1	-	-	-	-	-	-	26	(9)
Total segmented expenses	388	335	426	371	64	80	18	11	16	-	20	33	932	830
Segmented income before taxes	281	247	314	121	119	82	30	15	21	-	(20)	(33)	745	432
Non-segmented expenses
General and administrative													50	39
Interest													42	47
Stock-based compensation													166	30
Currency translation													(2)	12
Total non-segmented expenses													256	128
Income before taxes													489	304
Capital expenditures
Exploration	173	134	22	40	14	9	-	-	8	15	20	24	237	222
Development	275	243	162	66	62	44	2	3	7	35	-	-	508	391
Midstream	4	1	-	-	-	-	-	-	-	-	-	-	4	1
Exploration and development	452	378	184	106	76	53	2	3	15	50	20	24	749	614
Property acquisitions													236	26
Proceeds on dispositions													(4)	(10)
Other non-segmented													4	8
Net capital expenditures (4)													985	638
Property, plant and equipment	6,415	6,214	3,279	3,074	1,098	1,050	172	178	283	182	51	149	11,298	10,847
Goodwill	290	291	228	75	101	100	-	-	-	-	-	-	619	466
Other	472	419	441	347	280	221	17	36	31	11	15	-	1,256	1,034
Segmented assets	7,177	6,924	3,948	3,496	1,479	1,371	189	214	314	193	66	149	13,173	12,347
Non-segmented assets													60	61
Total assets (5)													13,233	12,408

(1) North America			2005	2004				(3) Southeast Asia					2005	2004
Revenues	Canada		594	550					Revenues			Indonesia	79	85
	US		75	32								Malaysia	97	73
			669	582								Vietnam	7	4
Property, plant and equipment (5)	Canada		5,950	5,738									183	162
	US		465	476					Property, plant and equipment (5)			Indonesia	327	327
			6,415	6,214								Malaysia	749	701
												Vietnam	22	22
(2) North Sea			2005	2004									1,098	1,050
Revenues	United Kingdom		636	458
	Netherlands		14	9
	Norway		90	25
			740	492
Property, plant and equipment (5)	United Kingdom		2,837	2,858
	Netherlands		36	41
	Norway		406	175
			3,279	3,074
(4) Excluding corporate acquisitions.
(5) Current year represents balances as at March 31, prior year represents balances as at December 31.

Talisman Energy Inc.
Additional Information for US Readers
Product Netbacks
		Three months ended
		March 31
(US$ - production net of royalties)		2005	2004
North	Oil and liquids (US$/bbl)
America	Sales price	37.93	28.50
	Hedging (gain)	3.22	2.90
	Transportation	0.46	0.48
	Operating costs	6.54	5.62
		27.71	19.50
	Natural gas (US$/mcf)
	Sales price	5.76	5.02
	Hedging (gain)	-	0.06
	Transportation	0.17	0.19
	Operating costs	0.80	0.73
		4.79	4.04
North Sea	Oil and liquids (US$/bbl)
	Sales price	46.76	31.52
	Hedging (gain)	-	2.68
	Transportation	0.94	0.84
	Operating costs	12.00	9.79
		33.82	18.21
	Natural gas (US$/mcf)
	Sales price	5.69	4.44
	Hedging (gain)	-	-
	Transportation	0.48	0.31
	Operating costs	0.76	0.24
		4.45	3.89
Southeast Asia	Oil and liquids (US$/bbl)
	Sales price	49.26	33.47
	Hedging (gain)	-	-
	Transportation	0.11	0.32
	Operating costs	5.72	6.08
		43.43	27.07
	Natural gas (US$/mcf)
	Sales price	4.44	3.41
	Hedging (gain)	-	-
	Transportation	0.67	0.39
	Operating costs	0.34	0.27
		3.43	2.75
Algeria	Oil (US$/bbl)
	Sales price	49.73	33.87
	Hedging (gain)	-	-
	Transportation	2.26	2.76
	Operating costs	7.70	2.66
		39.77	28.45
Trinidad	Oil (US$/bbl)
	Sales price	47.11	-
	Hedging (gain)	-	-
	Operating costs	3.61	-
		43.50	-
Total Company	Oil and liquids (US$/bbl)
	Sales price	45.22	31.23
	Hedging (gain)	0.68	2.35
	Transportation	0.79	0.77
	Operating costs	9.84	8.20
		33.91	19.91
	Natural gas (US$/mcf)
	Sales price	5.49	4.66
	Hedging (gain)	-	0.04
	Transportation	0.29	0.24
	Operating costs	0.72	0.58
		4.48	3.80
Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Additional Information for US Readers
Production net of royalties

	Three months ended
	March 31
	2005	2004

Oil and liquids (bbls/d)
North America	42,736	43,954
North Sea	126,911	122,868
Southeast Asia	16,839	21,155
Algeria	8,683	6,417
Trinidad	6,962	-
Synthetic oil (Canada)	1,938	2,900
Total oil and liquids	204,069	197,294

Natural gas (mmcf/d)
North America	746	694
North Sea	121	117
Southeast Asia	186	185
Total natural gas	1,053	996

Total mboe/d	379	363

Talisman Energy Inc.
Product Netbacks

		Three months ended		Three months ended
		March 31		March 31
(C$ - production before royalties)		2005	2004	2005	2004
		Oil and liquids ($/bbl)		Natural gas ($/mcf)
North	Sales price	46.50	37.56	7.07	6.61
America	Hedging (gain)	3.10	3.07	-	0.06
	Royalties	9.87	7.57	1.39	1.32
	Transportation	0.45	0.51	0.17	0.19
	Operating costs	6.32	5.90	0.79	0.77
		26.76	20.51	4.72	4.27
North Sea	Sales price	57.29	41.55	6.98	5.85
	Hedging (gain)	-	3.55	-	-
	Royalties	0.43	0.13	0.47	0.66
	Transportation	1.14	1.11	0.54	0.37
	Operating costs	14.55	12.86	0.86	0.28
		41.17	23.90	5.11	4.54
Southeast	Sales price	60.35	44.10	5.44	4.50
Asia	Hedging (gain)	-	-	-	-
	Royalties	25.27	17.82	1.75	0.81
	Transportation	0.08	0.25	0.55	0.42
	Operating costs	4.08	4.78	0.28	0.29
		30.92	21.25	2.86	2.98
Algeria	Sales price	60.90	44.62
	Hedging (gain)	-	-
	Royalties	24.53	22.59
	Transportation	1.65	1.80
	Operating costs	5.64	1.71
		29.08	18.52
Trinidad	Sales price	57.78	-
	Hedging (gain)	-	-
	Royalties	6.38	-
	Operating costs	4.00	-
		47.40	-
Total Company	Sales price	55.40	41.15	6.73	6.13
	Hedging (gain)	0.72	2.67	-	0.04
	Royalties	7.41	6.00	1.37	1.15
	Transportation	0.84	0.87	0.28	0.25
	Operating costs	10.43	9.26	0.69	0.63
		36.00	22.35	4.39	4.06

Netbacks do not include synthetic oil or pipeline operations.

Talisman Energy Inc.
Consolidated Financial Ratios
March 31, 2005

The following financial ratios are provided in connection with the Company's shelf prospectus, filed with Canadian and US securities regulatory authorities, and are based on the Company's consolidated financial statements that are prepared in accordance with accounting principles generally accepted in Canada.

The asset coverage rations are calculated as at March 31, 2005.
The interest coverge ratios are for the 12 month period then ended.

Interest coverage (times)	7.49
Income (1)	21.50
Cash flow (2)
Asset Coverage (times)
Before deduction of future income taxes and deferred credits (3)	3.95
After deduction of future income taxes and deferred credits (4)	2.66

(1) Net income plus income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(2) Cash flow plus current income taxes and interest expense; divided by the sum of interest expense and capitalized interest.
(3) Total assets minus current liabilities; divided by long-term debt.
(4) Total assets minus current liabilities and long-term liabilities excluding long-term debt; divided by long-term debt.

Executive:

Executive Office:

James W. Buckee

Talisman Energy Inc.

President & Chief Executive Officer

3400, 888 – 3rd Street S.W.

Calgary, Alberta, Canada

Ronald J. Eckhardt

T2P 5C5

Executive Vice-President, North American Operations

Telephone:

(403) 237-1234

T. Nigel D. Hares

Facsimile:

(403) 237-1902

Executive Vice-President, Frontier and International Operations

Joseph E. Horler

Executive Vice-President, Marketing

Investor Relations Contacts:

Michael D. McDonald

Executive Vice-President, Finance and Chief Financial Officer

M. Jacqueline Sheppard

Executive Vice-President, Corporate and Legal

Robert M. Redgate

and Corporate Secretary

Executive Vice-President, Corporate Services

(403) 237-1183

M. Jacqueline Sheppard

Christopher LeGallais

Executive Vice-President, Corporate and Legal

Manager, Investor Relations

and Corporate Secretary

(403) 237-1957

e-mail:  tlm@talisman-energy.com

John ‘t Hart

Executive Vice-President, Exploration

Abbreviations:

bbls

- barrels

bbls/d

- barrels per day

mbbls/d

- thousands of barrels per day

mmbbls

- million barrels

boe

- barrel of oil equivalent

mmboe

- million barrels of oil equivalent

mcf

- thousand cubic feet

mmcf

- million cubic feet

bcf

- billion cubic feet

liquids

- natural gas liquids

Notes:

1.

Barrels of oil equivalent have been calculated on the basis of 6 mcf of natural gas equals 1 boe

2.

Unless otherwise stated, all sums of money are expressed in Canadian dollars

Visit Talisman’s Internet Website at www.talisman-energy.com